Filed pursuant to Rule 253(g)(2)

File No. 024-11441

SUPPLEMENT NO 1. DATED MARCH 17, 2022

TO THE

OFFERING CIRCULAR DATED MARCH 15, 2022

OF

INNOVEGA INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 15, 2021 of Innovega, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The purpose of this supplement is to disclose that there is a minimum investment amount for investors seeking to purchase Series A-1 Preferred Stock.

Minimum Investment Amount

The minimum investment amount for investors seeking to purchase Series A-1 Preferred Stock is $498 or 166 shares at the price per share of $3.00.